Exhibit 99.1

Webuy Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Singapore – September 18, 2026 - Webuy Global Ltd. (Nasdaq: WBUY) (“Webuy” or the “Company”), a technology-driven platform transforming travel services and social commerce across Southeast Asia, today announced that on September 14, 2026, it received a letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the closing bid price of the Company's Class A ordinary shares, par value US$0.0000462 per share (“Class A Ordinary Shares”), was below US$1.00 per share for 30 consecutive business days, from July 31, 2026, to September 11, 2026, and that the Company therefore does not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Notification Letter has no immediate effect on the listing of the Company’s Class A Ordinary Shares, which will continue to trade uninterrupted on Nasdaq under the ticker “WBUY”.

Under Nasdaq Listing Rule 5810(c)(3)(A), Webuy has 180 calendar days, or until March 15, 2027, to regain compliance. If at any time during this period the closing bid price of the Class A Ordinary Shares is at least US$1.00 per share for a minimum of ten (10) consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed.

If the Company does not regain compliance within the initial 180-day period, Webuy may be eligible for an additional 180 calendar days to regain compliance, provided that it otherwise meets the continued listing requirements for market value of publicly-held shares and all other initial listing standards for The Nasdaq Capital Market under Nasdaq Listing Rule 5505, except for the Minimum Bid Price Rule, and provides a written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If Webuy chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to March 15, 2027 in order to regain compliance during the initial compliance period. If it appears to Nasdaq that Webuy will not be able to cure the deficiency, or if Webuy is otherwise not eligible, Nasdaq will provide notice that the Class A Ordinary Shares will be subject to delisting, at which time Webuy may appeal the delisting determination to a Nasdaq Hearings Panel.

The Company is actively monitoring the situation and evaluating all reasonable measures available to regain compliance with the Minimum Bid Price Rule within the applicable compliance period. However, there can be no assurance that Webuy will be able to regain compliance with the Minimum Bid Price Rule or maintain compliance with Nasdaq's other continued listing requirements.

About WEBUY GLOBAL LTD (Nasdaq: WBUY)

Webuy is a technology-driven platform transforming travel services and social commerce across Southeast Asia. The Company provides curated leisure travel experiences, cross-border tour services, premium travel offerings, customized travel solutions, and region-wide travel services for customers in Indonesia, Singapore, and international markets. Webuy is focused on building an integrated travel ecosystem powered by AI, service excellence, and strong regional partnerships. For more information, visit www.webuy.global.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025 and other reports it files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor & Media Contact

WEBUY GLOBAL LTD
Email: ir@webuy.global